# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arqit Quantum Inc., CIK 0001859690
CUSIP: G0567U127
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Address of issuer's principal executive offices: 1st Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H 0BF
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001882923
Persons authorized to receive notices and communications: Heritage Assets SCSp, c/o Heritage Services SAM, 7 rue du Gabian, Monaco, Monaco (O9), 98000, 377 97 97 63 19

## Reporting persons
- Heritage Assets SCSp. (CIK 0001882923): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,776,252; sole dispositive power 0; shared dispositive power 5,776,252; aggregate amount beneficially owned 5,776,252 (35.8% of the class)
  Comment: (Rows 8, 10, 11 and 13) Does not include 4,600,000 ordinary shares, par value $0.0025 per share (the "Ordinary Shares") underlying warrants of Arqit Quantum Inc., a Cayman Islands exempted limited liability company ("Arqit"), that are not exercisable within 60 days.
  
  (Rows 8, 10 and 11) On a post-Reverse Stock Split (as defined herein) basis. On September 19, 2024, Arqit announced the implementation of a reverse stock split whereby every 25 outstanding ordinary shares of Arqit were consolidated into one Ordinary Share (the "Reverse Stock Split"). The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.
- M Management S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,776,252; sole dispositive power 0; shared dispositive power 5,776,252; aggregate amount beneficially owned 5,776,252 (35.8% of the class)
  Comment: (Rows 8, 10, 11 and 13) Does not include 4,600,000 Ordinary Shares underlying warrants of Arqit that are not exercisable within 60 days.
  
  (Rows 8, 10 and 11) On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.
- Manfredi Lefebvre d'Ovidio: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,776,252; sole dispositive power 0; shared dispositive power 5,776,252; aggregate amount beneficially owned 5,776,252 (35.8% of the class)
  Comment: (Rows 8, 10, 11 and 13) Does not include 4,600,000 Ordinary Shares underlying warrants of Arqit that are not exercisable within 60 days.
  
  (Rows 8, 10 and 11) On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Name of issuer: Arqit Quantum Inc.
Address of issuer's principal executive offices: 1st Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H 0BF
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed by Heritage Assets SCSp, a Luxembourg company, M Management S.A., a Luxembourg company, and Manfredi Lefebvre d'Ovidio (collectively, the "Reporting Persons"), with respect to the Ordinary Shares of Arqit Quantum Inc., a Cayman Islands exempted limited liability company ("Arqit" or the "Issuer"), to amend the Schedule 13D filed by the Reporting Persons on September 14, 2021 (as amended on December 9, 2021, September 15, 2023 and October 2, 2024, the "Schedule 13D").

The class of equity security to which this Amendment No. 4 relates is the Ordinary Shares, par value $0.0025 per share, of the Issuer. The address of the principal executive offices of the Issuer is 1st Floor, 3 Orchard Place, London SW1H 0BF, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is amended by adding the information set forth in Item 4 of this Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following information:

This Amendment No. 4 is being filed to update the aggregate number of Ordinary Shares and percentage of Ordinary Shares of Arqit beneficially owned by the Reporting Persons due to (a) the dilution caused by Arqit's issuance of additional Ordinary Shares from time to time since the date of the filing of Amendment No. 3 to Schedule 13D by the Reporting Persons, with respect to the Ordinary Shares of Arqit, on October 2, 2024 ("Amendment No. 3"); and (b) the sale on May 27, 2025 by the Reporting Persons of 2,076 Business Combination Warrants (as defined in Arqit's Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed with the Securities and Exchange Commission (the "SEC") on December 5, 2024) at an average price of $73.0 per Business Combination Warrant, in each case on a post-Reverse Stock Split basis, in open market transactions. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 4 are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 35.8% of the outstanding Ordinary Shares. Calculations of the percentage of Ordinary Shares beneficially owned are based on 16,130,473 Ordinary Shares outstanding (including Ordinary Shares that the Reporting Persons have a right to acquire within 60 days) as of May 16, 2025, based on information included in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(3) with the SEC on May 22, 2025.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 4, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares during the 60 days prior to the date of filing of this Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material changes.

## Signatures
- Heritage Assets SCSp.: By: M Management S.A., Its: Manager /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio/Director (05/29/2025)
- M Management S.A.: /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio/Director (05/29/2025)
- Manfredi Lefebvre d'Ovidio: /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio (05/29/2025)